Exhibit (a)(8)

>>> "Pierson Mary" <pierson@arinet.com> 11/18/03 10:09AM >>>

Just a reminder for those of you who are eligible to participate in the Stock Option Exchange Program.  All forms must be turned in to me by 11:00 PM CST on November 19, 2003.  If you have any questions, please contact me.

  Mary L. Pierson

  Human Resource Manager

  ARI Network Services, Inc.